

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 28, 2009

Mr. William Tay
President
Glacier Enterprises, Inc.
P.O. Box 42198
Philadelphia, PA 19101

> **Re: Glacier Enterprises, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 14, 2009**
> **File No. 000-53686**

Dear Mr. Tay:

We have reviewed your response to our comment letter dated June 30, 2009 and have the following additional comments:

Item 1. Description of Business, page 3
Perceived Benefits, page 4

1.   We note your response to our prior comment 6. Please revise your discussion of Rule 144 to reflect that it applies to resales of privately held securities by both affiliates and non-affiliates of your company. Refer to Rule 144(b)(1) of the Securities Act.

2.   Please delete the phrase "it is the Commission's position," which appears in the first full paragraph on page 4. Similarly revise the rest of your filing to delete this phrase.

Merger With a Form 10 Blank Check, page 5

3.   We note your response to our prior comment 7 and reissue in part. You have included a discussion of the benefits to a company in merging with a "blank check" company as opposed to a company traded on the OTC Bulletin Board. However, we still do not see sufficient disclosure of why a company would choose to merge with you instead of filing its own Form 10. Please revise the perceived benefits section accordingly.

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

4. We note your response to our prior comments 6 and 18. The third full paragraph on page 13 still includes a reference to "a public trading market." Please revise.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Chanda DeLong at 202-551-3490 or Rolaine Bancroft at 202-551-3313 with any questions.

Sincerely,

Rolaine S. Bancroft
Special Counsel

cc: William Tay
        Via facsimile (917) 591-2648